UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

AGM Statement 30 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 30, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 30, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

30 April 2010

BARCLAYS PLC

ANNUAL GENERAL MEETING

Chairman's Statement

Ladies and Gentlemen, good morning and welcome to the Annual General meeting of Barclays for 2010.  I am glad to see so many of you here today and I especially enjoyed the opportunity of speaking to some of you in the entrance hall just now before the meeting.  This is the first time that we have held our Annual General Meeting at The Royal Festival Hall and I shall be very interested to hear your views on it after the meeting.

Before we move on to the formal business of the meeting I will, as customary, make a few remarks before asking John Varley to give you a review of the business.  And to comment in particular on the important issue of the social purpose of banks.  I will then ask Sir Richard Broadbent who is our Deputy Chairman and also the Chairman of our Human Resources and Remuneration Committee, to say a few words on our Remuneration Policy and its implementation, given the importance and sensitivity of the issue of bankers' compensation just now.

Ladies and Gentlemen, the past 2 ½ years have witnessed the most serious financial crisis that the global economy has faced for a long time.   Thankfully, there are now encouraging signs of stability in the markets and we are beginning to see indications of recovery, albeit fragile.  But as we emerge from recession, it is important - given the economic and financial costs that have arisen - that the lessons from the crisis are learned, particularly by the banking industry.  It is clear, for example, that banks should hold more capital and more liquidity, and be less highly geared than before the crisis.  It is also imperative that banks should restore their reputation and earn once more the confidence and trust of key stakeholders such as customers and clients, employees, regulators and politicians, society in general and  shareholders.   Let me say a few words, therefore, on both of these important topics, regulation and reputation.

The regulatory reform agenda is a vital component of rebuilding confidence and trust and of providing a healthy, stable and sound financial system.  At Barclays, we believe that this reform agenda must have a number of components if it is to be considered successful.  First, it is of course essential that the end result produces a safer and more secure financial system.   One that everyone can have confidence in and can believe in.  Second, the agenda must enable banks to support the needs of the global economy, containing as it does an increasing number of cross-border customers who in turn require cross-border banks to service their needs.  It is critical to the future growth of the global economy that integrated banks such as Barclays are able to meet the requirements of these customers and are able to continue to finance the growth in global trade that has led to such an increase in world living standards over the past decade.  Third, it must produce a level playing field.  In the absence of internationally agreed standards, financial and human capital will surely migrate to take advantage of differences in regulation.  Fourth, the agenda must recognise the need for banks to be viable economic entities, earning returns for their shareholders above the cost of capital.  Unless this happens, banks will not be as active as they need to be in financing the economic growth that is required to raise living standards, lower unemployment and reduce Government deficits. Nor will they be able to raise new capital in the future from their shareholders.

I should emphasise that we fully recognise that changes to regulation need to be made.  But there are important and difficult trade-offs to be made between improving the stability of the financial system, reducing the risk of a recurrence of a financial crisis and stimulating and supporting economic growth.  And we should also not forget what has been achieved so far.  In Barclays for example, we have over the past couple of years more than doubled our level of Core Tier 1 capital and significantly reduced our gross leverage.   And our Group liquidity pool which consists of cash or near cash assets held on the balance sheet has almost quadrupled since the beginning of 2009.

As the industry, regulators and politicians consider the future shape of regulation, it is therefore vital that the cumulative impact of the reforms proposed are fully assessed and that the timescale for implementation is carefully managed in order to avoid damaging economic recovery and generating other unintended consequences that could threaten future stability.  A healthy, privately capitalised and profitable banking system is essential for the future financial health of the UK.

Turning now to reputation.  The severity of the financial crisis; the large levels of public support that have been channelled into the sector; and public concern over levels of remuneration have all led to the reputation of the banking industry falling to dangerously low levels.  And even though we believe Barclays has performed relatively well during the crisis, we remain affected by the general loss of trust in banks.  This is something which bothers me and my Board colleagues mightily.  It is critical therefore that we move now to rebuild that trust.  And a key step in rebuilding the industry's reputation and trust is to demonstrate that we are open for business to our customers and clients and that we treat them fairly.  I am proud in this respect that we are an active and responsible lender.  In the consumer mortgage market, we offer appropriate, industry-leading products and we grew our mortgage balances by 10 per cent in 2009.  We have also grown our small and medium business lending and we continue to strive to increase our customer satisfaction levels.  Although these increased again in 2009, we are not complacent and recognise that there is always more to do.  But restoring trust will also require a number of other things to happen:-

We must, as an industry, admit our mistakes and show contrition; we must acknowledge and show gratitude for the help and assistance given to the banking sector by Governments across the world; We must be a willing collaborator in reshaping the regulatory regime in which banks operate; and we must put in place responsible and risk-adjusted compensation systems which ensure that pay is consistent with the minimum needed for us to remain competitive - but no more.  I can assure you that a great deal of time and effort - at all levels within Barclays - is being spent on these matters.

There are two further issues that I would like to touch on in the context of rebuilding trust and reputation.  Both address popular misconceptions which it is important to correct.  Firstly, the suggestion that universal banks such as Barclays should be broken up.  The argument goes that banks take unwise risks in the knowledge that their downside is limited because public funds will bail them out.  And some commentators would argue that bigger banks are particularly prone to such behaviour.  I can think of no instance when such thinking has influenced our decision making.  And I would point out that, most of the banks that collapsed in this crisis, or precipitated the collapse of others, were narrow banks or mono-lines.  There is no correlation between universal banking and the risk of failure.  As a large, universal bank, we believe in the benefits of business diversification.  Banks have diversified and globalised because that's what their customers want.  And large, diversified banks bring benefits to the global economy, benefits which John Varley will expand on in his speech.

The second issue I wanted to touch on in the context of reputation is the role of investment banking.  It is a source of great concern that the nature and role of investment banking is so misunderstood.  The role of an investment bank is to help its clients with their financing and risk management needs, thereby facilitating the development of their businesses and generating economic growth and jobs.  Investment banks work with their clients to design solutions for such needs, whether it is financing government debt; raising funds to build a new factory; or hedging foreign currency, commodity or interest rate volatility in order to manage cashflow.  Investment banks then help clients implement whatever solution has been designed, including ensuring that new equity or debt makes its way from investors to the company and committing through underwriting to ensure that such issuance is successful by promising to take up whatever securities investors do not.  In turn, the effectiveness of the debt and equity new issuance market is heavily reliant on the existence of effective and efficient secondary markets.  Market makers such as Barclays Capital play a critical role in maintaining the efficiency of traded markets by ensuring liquidity so that clients can always deal at a price.  More generally, there is simply not enough balance sheet lending capacity in the world to support the desired level of global growth.  Much of this financing must therefore come from the capital markets and that means investment banks - as intermediators - playing a central role in economic stabilisation and regeneration.

Let me now conclude in terms of reputation.  Rebuilding trust and reputation is one of Barclays - and my - top priorities.  And an essential requirement to rebuilding confidence and trust is for us to be good at what we do.  And what we do, is seek to help our customers and clients achieve their goals.  And if we do this responsibly and well, we will contribute to society, through facilitating growth; creating employment; producing good returns for our shareholders; paying our fair share of taxes to the revenue authorities; and supporting the communities in which we operate.  That is our social purpose.

Before I close, I would like to draw your attention to some changes on the Board.  Since the last AGM, Stephen Russell and Patience Wheatcroft have retired from the Board as Non-Executive Directors and Frits Seegers left the Board following a re-organisation.  We have appointed three new Non-Executive Directors to the Board.  Reuben Jeffery, who is here on the stage, joined the Board in July last year.  Reuben's career spans the public and private sectors:  he spent eighteen years in the banking industry and subsequently served in the US Government as Under Secretary of State for Economic, Energy and Agricultural Affairs.  We have recently announced that Dambisa Moyo and Alison Carnwath will be joining the Board, with effect from 01 May and 01 August respectively.  Dambisa has a background in financial services and as an international economist, having worked as an investment banker and at the World Bank.  Alison Carnwath has extensive Board level and financial services experience.  She is, amongst other things, currently Chairman of Land Securities Group.

Finally, before I ask John Varley to give his review of the business, let me say a few words about our dividend policy.  As I reported to you last year, the financial crisis led the authorities here in the UK to raise the bar significantly in terms of the levels of capital required to be held by the industry.  While I have mentioned in this speech that we have more than doubled our capital base over the last couple of years, there nevertheless remains considerable uncertainty over the future levels and composition of capital that Banks will be required to hold.  The Basel Committee on Banking Supervision, the international body responsible for standards on capital adequacy, is for example currently consulting on a package of proposals further to strengthen global capital and liquidity regulations.  And we must recognise that the markets also want us to maintain strong capital ratios.  I very much regret therefore that, until the regulatory uncertainty is removed, we believe that it is appropriate to take a prudent approach to the level of dividend and this means, going forward, that the level of dividend cover will have to be higher than the level of recent years.  Let me assure you, however, that I am very conscious of the hardship this policy has caused many shareholders and that we are committed to a progressive dividend policy.

Let me finish by saying that we as a Board are committed to continuing to navigate safely through the uncertain times ahead.  We remain a strong and profitable bank and in charge of our own destiny.  We intend to capitalise on the relatively strong position that we are in and to take advantage of the opportunities that will emerge in order to repay the faith that you, as shareholders have shown in us.

Group Chief Executive's Statement

Good morning ladies and gentlemen.  Thank you for taking the time to be with us today.  I'm going to talk for about 20 minutes this morning.  But before I do, I would like to show you a video which Bob Diamond, Chris Lucas and I have made for you which talks about Barclays, how we've fared during the last twelve months, and our business strategy.

When we met last year, I said that whilst it seemed to us that the worst of the crisis in the banking sector was behind us such was the slowdown in the real economy, that 2009 was going to be another difficult year for the industry.  By any measure, it was.  The terrible events of 2007 and 2008, and the collapse of confidence that they precipitated fed directly into a crisis in the real economy in 2009 and recession more severe than anything we've seen for nearly 100 years.  The steps taken by governments around the world in 2008 and 2009 were wise, decisive and necessary and helped avert a recession even more severe.

Whilst things are today more stable, that position is still some way from being safe.  Unemployment remains high; consumer confidence is fragile.  Governments across the developed world are faced with anaemic growth; high fiscal deficits; and growing debt burdens whilst governments across the developing world are experiencing strong growth; surplus savings; and signs of growing inflation.  In many respects, these are the same imbalances that lie behind the crisis through which we have just come.  Adjusting those imbalances will necessitate difficult decisions.

With the passing of the banking crisis, attention has turned to determining its causes and putting in place changes that will ensure that such a crisis never occurs again.  While the relative weights of causality will be debated for a long time there appear to me to be four things on which most people agree.

First, banks played a material role in the confluence of factors that led up to the crisis.  The industry got many things wrong.  The Chairman has pointed out that one consequence of this is that, across the banking industry, trust with customers has been badly damaged.  Recognising that is an important first step towards rectifying it.  Second, without the authorities having taken decisive steps to restore confidence the banking system would have collapsed.  Even those banks that did not take capital from their government clearly benefited (and continue to benefit) from those actions.  I understand entirely the public anger that the bailout of the banking system has generated particularly at a time when banking profits are returning yet much of the general economy is still suffering from the recession.  History shows us that a recovery in the financial economy is very often the pre-cursor to recovery in the real economy.  For that reason it is a healthy phenomenon, albeit an unpopular one.  The third point on which everyone agrees is that such a crisis must never happen again.  Some fundamental things must change in the banking industry.  The Chairman has described these, so I won't repeat them.  We shouldn't, though, under-estimate just how much change, in the context of greater resilience, has already occurred across the industry.  Fourth, there is an important and difficult trade-off to be engineered between improving the stability of the financial system and stimulating and supporting economic growth.

So what does that mean for banks in general?  We must recognise that the regulatory framework within which we operate will, and should, change.  The foundations of change include:-

• higher Core Tier 1 capital;

• a capital premium for systemically significant banks;

• higher risk weightings on certain activities (particularly in the trading book)

• higher capital deductions

• lower leverage;

• higher liquidity

• and a new remuneration architecture

The authorities are consulting on many of these things at the moment with the aim of agreeing changes by the end of 2010.

We must (and we do) support the direction of this change whilst reinforcing the need to recognise, and apply, two important principles.  First, we must have consistency.  Banking is a global industry.   Banking risk has globalised too.  The risks that have hurt the world pay scant respect to geographical borders for example the catalyst of the crisis - the US sub prime market - has impacted the performance and health of banks right around the world.  A framework which creates much greater resilience is a framework that must be internationally consistent.  Second, we must have a transition timetable which is sensitive to the key objectives of sustainable economic growth and jobs.  Banks have an obligation to help economies stabilise and regenerate.  If the rule changes are applied too quickly, that will limit the ability of the banks to lend.  The fragility of the economic recovery, and the need for governments around the world to remove fiscal and monetary stimulus, make it imperative that as the authorities model the impact of the aggregate reform package on the global economy they take careful account of how that implementation timetable would best serve economic recovery.  We have one shot at getting reforms of this magnitude right.  In an environment of such complexity and such severity, and with so many reforms being mooted we need absolute clarity on the end to which greater resilience in the financial system is aimed.  That end must be: sustainable economic growth and jobs.  The decisions taken relating to the required reforms must create the means of delivering that.

Rule changes are necessary, but by no means sufficient, for the restoration of trust.  To rebuild trust, banks need to connect with the public on a different level.  We need to remember what banks are for.  We have a straightforward role: we are facilitators.  We make it possible for people to do the things they want to do.  But these are important things:-

• buying food;

• studying at university;

• buying a house;

• saving for retirement;

• starting a business;

• investing in plant and machinery;

• issuing shares to acquire a competitor;

and so on.  Our business objective is to make it easier for people to do the things that matter to them.  We must re-identify, in ways that people understand and associate with, the role of a bank in society - in our case the role of a broadly-based universal bank.  Such banks support global trade, on which the UK economy has a substantial dependency.  Such banks are at the heart of the sovereign debt market - which is a particularly relevant role at a time of substantial deficits in many developed countries.  Such banks form a vital bridge between OECD issuers and emerging market purchasers.  Such banks lie at the heart of the financing of global infrastructure development.  Such banks can help the world tackle some of the most difficult issues that it faces:-

• the privatisation of welfare provision

• the funding of extended health programmes

• the drive towards carbon neutrality

to name but three.  The core activities of this bank must satisfy the test of social utility and I believe they do.  Those core activities are:-

• Providing a secure and reliable payments system

• Providing safe keeping for deposits

• Lending

• Helping governments, businesses, and institutional and private investors, manage their finances and risks

But banks must not do business at the expense of society.  Our job is to make the lives of our customers easier.  If we do that job well, society will benefit.  The benefits are direct.  I see them as:-

• Investment in new products and services

• Employment (we employ about 150,000 people, 60,000 of them in the UK)

• The payment of dividends

• The payment of tax

• The managing of risk for customers and clients

These are the things that result from running a profitable bank.  To put a specific figure to one of those benefits: the total tax paid by the UK banking industry in 2006 (the last year before the crisis broke) exceeded the annual wage bill of the National Health Service that year.  Barclays alone, in the period 2007-2009, has paid £16bn in direct and indirect taxation around the world - £6bn of that in the UK.

Remuneration is clearly one of the biggest touchstones of restoring trust.  You will hear from Sir Richard in a few minutes about how we approached this subject in 2009.  If the pay of nurses, teachers and public sector staff is frozen because of the financial crisis, then banks must behave with sensitivity in the area of pay.  I do not pretend that the judgements here are easy.  On the one hand, we must recognise our obligation to society in how, and what, we pay.  But on the other hand, we have to make sure that we field the best teams.  Talent is not a commodity.  Our customers and our shareholders want us to attract, develop and retain the best people - that's an obligation too.  But to be clear, our objective is to pay only what we need to pay to remain competitive.

We have to help people benefit from our performance by using our profits wisely.  Since this crisis began in the summer of 2007, Barclays has generated well over £20bn in pre-tax profits on your behalf.   Now, some commentators suggest that government and central bank support of the banking system was responsible for all of the profits reported by the banks in 2009 even those banks that did not take direct Government aid.  Saying that banks benefited is one thing.  But saying that we would have made no profits at all in 2009, were it not for government programmes, is quite another.  This was not a one way street.  Governments and central banks have done what they have done because of where we are in the economic cycle.  That same economic cycle caused our bad debts to rise 50% (or by some £2.7bn) in 2009.  It reduced the returns we generate from deposits by a further £2.5bn and the increase in liquidity that we are required by regulators to hold in our balance sheet now costs us nearly £800m a year.  If you add those up, you can see that Barclays alone weathered nearly £6bn of negative impacts over the past year.

2009 was a year of record income, strong profits, less risk in the balance sheet and lower leverage.  In the areas of capital and liquidity we made good progress anticipating the requirements of central banks and supervisors and thereby positioning us well to accommodate the further changes that are coming.  As we said to you in that video, we focused in 2009 on three simple, but important objectives staying close to customers and clients managing our risks and maintaining strategic momentum.  In the area of staying close to customers and clients, when I stood in front of you last year, we committed to making an additional £11bn of credit available to the UK economy.  In fact, as you heard on the video, we lent an additional £35bn in 2009 about half to households, and half to businesses.  And we supported more business start-ups than for many years.  I believe that the steadiness of our profit performance during this crisis is largely attributable to the diversification of income that our strategy has produced.  It has enabled us to absorb a significant increase in write-downs and impairment.  We have been helped, through this period by the asymmetry of income and impairment cycles between our capital markets business and our retail and commercial banking businesses.  This is one of the benefits of running a universal banking model.

We have set out a lot of detail in our Annual Report on the subject of managing and controlling our risk.  Risk management has been one of the principal drivers of differentiation in bank performance over the last few years.  We remain intensely focused on managing down our credit market exposures, and on controlling bad debts.

In the area of strategy, we announced several changes to the structure of the Group in November last year.  We created a new business called Barclays Corporate, which serves the needs of our UK and international large business customers.  We placed Barclays Corporate alongside Barclays Capital, to form Corporate and Investment Banking.  And we created Global Retail Banking, comprising UK Retail Banking, Barclaycard, and much of the former GRCB Western Europe and Emerging Markets businesses.  These changes have, at their heart, the alignment of specialist capabilities in Barclays with the needs of customer and clients.

As we look forward, I don't think that 2010 will be an easy year either.  Whilst we expect some of the trends we observed in 2009 to moderate it will be another year in which we must make the right trade-off between growth and risk and focus on returns before growth.  We believe strongly that our universal banking model is well aligned with future opportunities in this industry and our ambition remains to be one of the leading universal banks in the world.  In the area of capital, we have been, for some time now, running higher capital ratios.  Given the nature of the pending reforms that I described earlier we should expect regulators to require this for the foreseeable future.  We will take account of this in how we distribute capital within the Group and in how we manage our composite returns on capital.  We are very conscious that our overall return on capital remains below our cost of capital and we are focused on doing what it takes to rectify that as the environment stabilises.

Now, many of you will be aware that we issued, this morning, our Interim Management Statement, relating to our performance in the first quarter of 2010.  I have put a few of the financial highlights on the slide which is now on screen.  When compared with the same period last year Group profits on a headline basis increased 47% to £1.8 billion.  If I adjust for the impact of acquisitions and disposals, and for own credit, to give you the best like with like comparison our profits rose 90%.  Group income increased 4% to £8.1 billion;  Impairment fell by 35% to £1.5 billion;  Profits in Global Retail Banking were broadly stable at £403million.  Bad debt charges in GRB were down considerably over the fourth quarter of 2009 driven in particular by improvements in UK Retail Banking and Barclays Africa.  Profits in Corporate & Investment Banking and Wealth Management rose 47%.  Barclays Capital's profits increased 62% to £1.5 billion.  Top-line income here was £3.8 billion - higher than in the third and fourth quarters of last year.  Our five year growth plan for Barclays Wealth is now well underway.  Profits in Absa more than doubled, partly helped by the strength of the Rand against Sterling.  Gross new lending to UK households and businesses totalled £9bn in the first quarter.  Our approval rates for business lending were similar to those of 2008 and 2009.   Most of our household and business customers pay a rate of interest linked to base rate.  So many are paying less for credit today than they were two years ago notwithstanding the fact that our costs of providing that credit - taking account of the costs of funding, risk and capital - have risen substantially over that same period.  We've had a good start to the year.  That has enabled us to declare an interim dividend for the first quarter of 2010 of 1p per share which we will pay on 4 June.

Before handing you back to the Chairman, let me mention one last thing.  The environment has been tough these last two years.  I have been wonderfully supported by the people of Barclays, by my Executive Director colleagues who are up here on stage with me, but also by thousands of people around the world, who are working for this Group.  At the Annual General Meeting, I have the opportunity of thanking them, and saluting them for what they do.  I do that warmly, and with great gratitude.  Thank you for listening so patiently.  I'll hand you back now to the Chairman.

Statement by Sir Richard Broadbent, Deputy Chairman, Senior Independent Director and Chairman of the Board HR & Remuneration Committee

Thank you Chairman.  Remuneration in the banking sector has - again - been the subject of considerable comment over the last year.  We are well aware of the strength of public feeling on this issue.  In the light of this, I want to take this opportunity to explain to you personally how we decided on compensation levels in 2009.

I want first to say something about the Remuneration Committee's role.  We are asked to make a commercial judgment - a judgment about where the interests of shareholders lie in balancing immediate returns to shareholders with the multiple demands of sustaining a competitive business capable of creating future value for shareholders.  It is not an easy judgment, especially in current circumstances.  I will share in a moment some specifics about how we approached this judgment last year.  But I want to make two general points at the outset:

• First, the consequences of getting this judgment wrong, either way, would be considerable and damaging.  You have appointed us to get the right balance between complex factors and however easy it might be to take an extreme position at one end of the debate or the other, that is what we seek to do because that is where your interests lie;

• Second, in making that judgment, in an area subject to such differing and strongly held views, we seek to be rigorous and analytic.  I do believe that there are important issues to be debated and pondered around compensation, but I will insist on rigour in that debate.

Now, turning to our decisions in 2009, let me start by saying something about our overall approach to pay; and the relationship with what we do at Barclays and trends in the industry generally.   The key principle driving compensation decisions at Barclays continues to be pay for performance - good performance will be rewarded, and we will not reward bad performance.  We were clear, at the beginning of the year, that this core principle must be implemented in a way that supports:

• sustainable returns to shareholders;

• strengthening capital ratios;

• the management of risk;

• maintaining our competitiveness for talent.

So, the starting point was a rigorous assessment of performance.  Our assessment process sorts out who, and how much has been contributed by business units and by individuals.  This results in sharply differentiated reward outcomes.  Second, we review affordability in the light of profit performance, dividends and the need to build capital to fund current business and future growth.  Third, we test and develop remuneration structures to ensure that they support the appropriate management of risk.  We want to incentivise, but to incentivise with care and precision.  And finally, we have to assess the competitive pressure for talent.  Barclays operates in an internationally competitive market place.  The quality of the people in Barclays is one of the factors that has enabled us to emerge from the financial crisis in a stronger shape than many of our competitors.

And, like it or not, the market for talent remains very competitive.  The shape of the industry is undergoing significant change.  Winners and losers are emerging.  The winners - and I would place Barclays in this category - are seeking to take advantage of the environment to gain market share whilst the losers are seeking to protect their franchise at all costs by holding on to the best people.  We do not slavishly follow market trends.  But nor could we unilaterally reduce compensation and expect to retain our talent.

Our consideration of these factors led us this year to make changes to both the structure and quantum of compensation.

In terms of structure:

• A significantly greater amount of incentives were longer term and deferred, including substantial deferral into equity, in order to ensure that risk adjustment and industry cyclicality were properly taken into account.

• Levels of deferral increased with seniority.  At the most senior levels, all discretionary remuneration for members of the Group Executive Committee and all members of Barclays Capital Executive Committee was delivered over a three year period and is subject to clawback.

In terms of overall quantum:

• Total compensation costs increased at a much lower rate than the growth in profits, whilst our capital ratios were considerably strengthened.  In the investment banking business, the ratio of total compensation to total income, fell from 44% to 38% in 2009.  The cost to net income ratio fell even more sharply

• We managed the compensation pool in such a way that the cost of the Bank Payroll Tax broadly equated to a reduction in the size of the pool, with the reduction being borne primarily by senior executives

• Finally, no annual performance bonus was paid to the Group Chief Executive or to the President and Chief Executive of Barclays Capital.  This is the second successive year that they have advised the Board that they wished to forego any annual bonus award

It goes without saying that our 2009 compensation was compliant with the FSA Remuneration Code and the Financial Stability Board Implementation Standards endorsed by the G20.

So how does all this measure up to the criteria I set out at the outset?

• Sustainable returns to shareholders

We have re-started dividends in 2009, before many other banks, and achieved a total shareholder return of 80% in 2009 and 31% in the year to date.

• Strengthening capital ratios

Our core Tier 1 ratio increased to 10% at the end of 2009.  Despite the deepest recession for many years, lending to customers, as you have heard from John Varley, increased substantially; and we continue to fund our strategy to deliver future growth

• The management of risk

Barclays impairment record compares well with the industry and our loan loss rate in 2009 was the lowest of all our UK and US peers.

• Maintaining our competitiveness for talent

We have had a number of people leave us to join competitors, including some we would prefer not to have lost.  I regret that; but I would be more concerned if no one had left, and I believe our franchise remains strong.

Overall, we recognise that the scale of the impact of the financial crisis requires change.  We have implemented a considerable number of changes already in response to this work.  It is clear that there will be further changes in compensation structures.  This is happening already - there is more long term focus and increased use of risk-adjusted performance measures.  It is also clear that compensation ratios across the industry will need to be responsive to the higher levels of capital that banks will be required to hold and the requirement to earn acceptable returns on that capital for shareholders.  We will continue to play our full part in this debate.

Before finishing, I want to deal with Bob Diamond's pay about which there has been a lot of comment most of which is wrong.  Bob Diamond received a salary of £250,000 in 2009; and no annual bonus.  The only "new" element in his remuneration published in the 2009 Annual Report is a long term incentive plan award which will run from 2010-2012 and which will pay out nothing unless stretching performance targets are met.

Many press reports have wrongly aggregated three things, none of which relate to Bob Diamond's pay in 2009.

• The first is the proceeds on the sale of shares which he owned in Barclays Global Investors.  Mr Diamond, along with other senior managers, had been allowed to acquire shares in Barclays Global Investors.  The purchase of the shares was made with Mr Diamond's own money.  In 2009 we sold Barclays Global Investors, realising a lot of value for our shareholders - this was a business we bought in 1995 for about $450m and we sold it for about $15bn.  Bob realised his own investment at the same time.

• Second, a number of shares relating to historic performance awards or which had been deferred over the previous five years were recently released.  None of these share awards was made in respect of the 2009 performance year.

• Third, the long term incentive plan award for 2010-2012 which I mentioned earlier.  This is a forward looking incentive scheme and the value of any payout will be wholly dependent on meeting stringent performance targets.  No performance, no pay.

Ladies and gentlemen, thank you for listening.  I have spoken at some length but it is an important subject - to you and to me.

For further information please contact:

ANALYSTS AND INVESTORS

Stephen Jones                              +44 (0)20 7116 5752

Maritz Carvalho                             +44 (0)20 7116 5711

MEDIA

Alistair Smith                                +44 (0)20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com .

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.